UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-13908

AMVESCAP PLC

(Translation of registrant’s name into English)

30 Finsbury Square

London EC2A 1AG

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

AMVESCAP PLC ANNOUNCES RESULTS OF TENDER OFFER

LONDON, December 14, 2004 — AMVESCAP PLC (NYSE: AVZ) today announced the results of its tender offer for any and all of the outstanding principal amount of its 6.600% Senior Notes due May 15, 2005. The offer commenced on December 7, 2004, and expired at 5:00 p.m., EST, on December 13, 2004. The total principal amount of the 2005 notes repurchased through the tender offer was US$320,524,000.00.

AMVESCAP applied a portion of the proceeds from an unregistered private offering of $500 million aggregate principal amount of new Senior Notes to fund the purchase of the 6.600% Senior Notes purchased in the tender offer. Both the unregistered offering and the tender offer closed on December 14, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMVESCAP PLC

Date: December 14, 2004	By:	/s/ Michael S. Perman
Michael S. Perman
Company Secretary